51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company
Tower One Wireless Corp. (the “Company”)
Suite 600 – 535 Howe Street
Vancouver, BC  V6C 2Z4
Item 2  Date of Material Change
June 22, 2021.
Item 3  News Release
The news release dated June 25, 2021 was disseminated via Executive Business Services.
Item 4  Summary of Material Change
On June 25, 2021, the Company announced that the Company has closed an acquisition and settlement agreement (the “Definitive Agreement”) for the purchase from a minority shareholder of shares of the Company’s subsidiary Evolution Technology SA (“Evotech”) which were not already held by the Company and for settlement of claims, previous services, and indemnities provided to the Company and/or Evotech.
In consideration for the closing of the Definitive Agreement, the Company paid US$30,000 in cash and issued an aggregate of 6,300,000 common shares of the Company at a deemed price of C$0.07875 per Share for proceeds of C$496,125.
The shares issued upon closing of the transaction are subject to a statutory hold period of four months and one day from the date of issuance.
Item 5  Full Description of Material Change

5.1         Full Description of Material Change
The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
June 25, 2021